Exhibit 8.1

McGuireWoods LLP

One James Center

Richmond, Virginia 23219

June 15, 2009

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

Ladies and Gentlemen:

We have acted as counsel to Dominion Resources, Inc., a Virginia corporation (the “Company”), in connection with the Registration Statement filed on January 29, 2009, as amended through the date hereof, and the Prospectus Supplement dated June 10, 2009 (the “Offering Documents”), for the purpose of offering up to $687,500,000 aggregate principal amount (including up to $62,500,000 aggregate principal amount issuable upon exercise of an over-allotment option) of the Company’s 2009 Series A 8.375% Enhanced Junior Subordinated Notes (the “Notes”) due June 15, 2064, subject to extensions to no later than June 15, 2079.

In connection with this opinion, we have examined the Junior Subordinated Indenture II, dated as of June 1, 2006, the form of Third Supplemental and Amending Indenture, and the form of Note, each to be entered into in connection with the offering of the Notes, the Offering Documents and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

In our examination, we have assumed that (i) the statements concerning the issuance of the Notes contained in the Offering Documents are true, correct and complete, (ii) the terms of the documents referred to in the preceding paragraph will be complied with, (iii) the factual representations made to us by the Company in its officer’s certificate dated as of the date hereof and delivered to us for purposes of this opinion (the “Officer’s Certificate”) are true, correct and complete, and (iv) any factual representations made in the Offering Documents or the Officer’s Certificate “to the best knowledge of,” in the “belief” of, or similarly qualified are true, correct and complete without such qualification. If any of the above described assumptions are untrue for any reason or if the issuance of the Notes is consummated in a manner that is inconsistent with the manner in which it is described in the Offering Documents, our opinion as expressed below may be adversely affected and may not be relied upon.

Subject to and based solely upon the foregoing, we are of the opinion that (1) the Notes will be treated as indebtedness of the Company for United States federal income tax purposes (although there is no controlling authority directly on point) and (2) insofar as it relates to matters of United Stated federal income tax law, the discussion set forth in the Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations” is a fair and accurate summary of the matters discussed therein.

Our opinion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations (including temporary and proposed Treasury Regulations) issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. Our opinion is limited to the matters expressly stated herein. Our opinion is rendered only as of the date hereof, and its validity could be affected by subsequent changes in applicable law. We have not undertaken to advise you or any other person with respect to any such change subsequent to the date hereof. An opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or a court would not take a contrary position with respect to any of the conclusions contained herein.

We are rendering this opinion to you solely in connection with the offering of the Notes, and this opinion is not to be relied upon by any other person or for any other purpose.

Very truly yours,

/s/ McGuireWoods LLP